EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the Third Quarter of 2022 and Declares a Quarterly Cash Dividend
MONACO - November 8, 2022 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended September 30, 2022.
The Company also announced that on November 8, 2022 its Board of Directors declared a quarterly cash dividend of $0.01 per share on the Company’s common shares.
The Company’s results for the three and nine months ended September 30, 2022 include the impact of Seajacks International Limited’s (“Seajacks”) earnings, which was acquired on August 12, 2021. Since the completion of the acquisition, the operations of the Company are primarily those of Seajacks as the Company completed its exit from the dry bulk sector of the shipping industry in July 2021.
Results for the Three and Nine Months Ended September 30, 2022 and 2021
•For the third quarter of 2022, the Company’s GAAP net income was $36.2 million, or $0.95 per diluted share, including a gain of approximately $8.1 million and cash dividend income of $0.2 million, or $0.22 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. (NYSE: STNG), which was sold in August 2022 for approximately $82.5 million.
•Total revenues for the third quarter of 2022 were $69.2 million, compared to $34.4 million for the same period in 2021. Third quarter 2022 revenues consisted of revenues generated by the Seajacks Scylla, which continued providing transportation and installation services for an offshore wind farm project in Taiwan and the Seajacks Zaratan which continued its work on the Akita project. In addition, two of the NG2500Xs performed maintenance on offshore gas production platforms in the North Sea and the other performed wind turbine gear maintenance at various locations within the UK and European waters during the quarter.

•Vessel operating costs, including fuel costs and catering, and project costs are driven by vessel utilization rates. Mobilization, fuel and catering costs are typically recharged to clients but reported gross in both revenues and vessel operating costs.

•For the third quarter of 2021, the Company’s GAAP net loss was $0.9 million, or $0.06 per diluted share, including: a gain on bargain purchase of Seajacks of $54.8 million, or $3.68 per diluted share, based upon the Company’s preliminary fair value estimates, which have since been finalized during the six months ended June 30, 2022, with no adjustments to the fair values of the identifiable net assets related to the acquisition; and acquisition-related transaction costs of approximately $48.1 million, or $3.23 per diluted share. These include compensation, consulting, legal, accounting and auditing fees and are included in general and administrative expenses on the Statement of Operations; a gain on vessels sold of approximately $0.8 million, or $0.06 per diluted share; the write-off of $0.2 million, or $0.01 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and a loss of approximately $7.5 million and cash dividend income of $0.2 million, or $0.49 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the third quarter of 2022 was $45.0 million and EBITDA for the third quarter of 2021 was $14.1 million (see Non-GAAP Financial Measures below).
•For the first nine months of 2022, the Company’s GAAP net income was $93.1 million, or $2.41 per diluted share, including a gain of approximately $54.9 million and cash dividend income of $0.6 million, or $1.44 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•Total revenues for the first nine months of 2022 were $152.7 million compared to $131.8 million for the same period in 2021. First nine months 2022 revenues were generated primarily by the Seajacks Scylla, which commenced work providing transportation and installation services for an offshore wind farm project in Taiwan in the first quarter of

2022 and the Seajacks Zaratan which began work on the Akita project in the second quarter of 2022. Higher utilization rates on all three of the NG2500Xs since the start of the second quarter of 2022, as well as a consultancy engagement have also contributed to revenues during 2022.

•For the first nine months of 2021, the Company’s GAAP net income was $54.0 million, or $4.41 per diluted share, including: a gain on bargain purchase of Seajacks of $54.8 million, or $4.47 per diluted share; acquisition-related transaction costs of approximately $48.1 million, or $3.93 per diluted share; a gain on vessels sold of approximately $22.8 million, or $1.86 per diluted share, which is primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (NASDAQ: SBLK) (“Star Bulk”) and Eagle Bulk Shipping Inc. (NASDAQ: EGLE) (“Eagle”) received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle; the write-off of $7.2 million, or $0.59 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and a gain of approximately $21.3 million and cash dividend income of $0.6 million, or $1.79 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and the sale of the Eagle and Star Bulk shares received as a portion of the consideration for the vessel sales to these counterparties.
•EBITDA for the first nine months of 2022 was $119.4 million and EBITDA for the first nine months of 2021 was $85.8 million (see Non-GAAP Financial Measures below).
Liquidity
As of November 4, 2022, the Company had approximately $133.4 million of unrestricted cash and $13.9 million of restricted cash.
Scorpio Tankers Common Stock
In August 2022, the Company sold its entire holding of 2,155,140 common shares in Scorpio Tankers Inc., a related party, for approximately $38.65 per share and net proceeds of approximately $82.5 million. As part of the transaction, Scorpio Tankers Inc. purchased approximately 1.3 million of these shares for approximately $50.0 million.
Share Repurchase Program
In August 2022, the Company repurchased 2,292,310 shares of its common stock (the “Shares”) from INCJ, Ltd., for approximately $17.0 million. The Company had issued the Shares to INCJ, Ltd. as part of the acquisition price paid by the Company to acquire Seajacks in August 2021. The repurchase of the Shares was made under the Company’s then existing board authorized repurchase plan.
On September 13, 2022, the Company’s Board of Directors authorized the repurchase of up to $50.0 million of the Company’s common stock in open market purchases, privately negotiated transactions or otherwise in accordance with applicable U.S. federal securities laws, including sales pursuant to Rule 10b5-1 trading plans and under Rule 10b-18 of the Securities Exchange Act of 1934. This new share repurchase program replaces the Company’s previous share repurchase program which was authorized in January 2019 and was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases, if any, will be at the sole discretion of management and may vary based on market conditions and other factors, but the Company is not obligated under the terms of the program to repurchase any of its common stock. The authorization has no expiration date and can be suspended or discontinued at any time.
Newbuildings
The Company is currently under contract with Daewoo Shipbuilding and Marine Engineering (“DSME”) for the construction of two next-generation offshore wind turbine installation vessels (“WTIV”). The aggregate contract price is approximately $654.8 million, of which $65.5 million has been paid. The vessels are expected to be delivered in the third quarter of 2024 and second quarter of 2025. The estimated future payment dates and amounts are as follows (1) (dollars in thousands):

	DSME1	DSME2
Q4 2022 (2)	$33,036	$—
Q1 2023	—	—
Q2 2023	—	—
Q3 2023	33,036	32,441
Q4 2023	33,036	—
Q1 2024	—	—
Q2 2024	—	32,441
Q3 2024	198,217	32,441
Q4 2024	—	—
Q1 2025	—	—
Q2 2025	—	194,644
Total	$297,325	$291,967
(1) These are estimates only and are subject to change as construction progresses.
(2) Payment of $33,036 expected to be made on November 8, 2022.

Financing – Mandate of Financial Institutions

During the third quarter of 2022, the Company mandated Crédit Agricole Corporate and Investment Bank and Société Générale to provide long term post-delivery finance for our two WTIV newbuilds delivering in 2024 and 2025. The Company has received a proposal (the “Credit Facility’) from these institutions for a $436 million term loan facility to finance approximately 65% of the purchase cost of the Company’s two WTIV newbuilds. The terms and conditions of the Credit Facility, including covenants, are expected to be similar to those in the Company’s existing credit facilities and customary for financings of this type. The Credit Facility is also expected to incorporate support from Export Credit Agencies, and the amount of the Credit Facility along with the terms and conditions remain subject to credit approval and other customary conditions precedent, as well as the execution of definitive documentation.

Award of New Contracts

Seajacks UK Limited, a wholly-owned subsidiary of the Company, has signed two new contracts in NW Europe for between 103 and 125 days of employment for one of its NG2500-class vessels that will generate between approximately $5.9 million and $7.2 million of revenue in 2023.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of September 30, 2022 and November 4, 2022, are as follows (dollars in thousands):

	As of September 30, 2022	As of November 4, 2022
Credit Facility	Amount Outstanding
$175.0 Million Credit Facility	$68,750	$68,750
Total	$68,750	$68,750

Performance Bonds

As of November 4, 2022, performance bonds were issued on behalf of the Company for (i) $22.4 million, under the $175.0 Million Credit Facility, and (ii) $7.1 million, which was cash collateralized.

Quarterly Cash Dividend

In the third quarter of 2022, the Company’s Board of Directors declared, and the Company paid, a quarterly cash dividend of $0.01 per share totaling approximately $0.4 million.
On November 8, 2022, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about November 30, 2022, to all shareholders of record as of November 21, 2022. As of November 8, 2022, 38,446,394 common shares were outstanding.
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. Although by 2021, many of these measures were relaxed, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy may continue and our operations and cash flows may be negatively impacted. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.
Conflict in Ukraine

As a result of the conflict between Russia and Ukraine which commenced in February 2022, the United States, the European Union, and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The ongoing conflict has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. We will continue to monitor the situation to assess whether the conflict could have any material impact on our operations or financial performance.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue:
Revenue	$69,193	$34,358	$152,723	$131,838
Operating expenses:
Voyage expenses	—	2,880	—	17,461
Vessel operating and project costs	22,048	14,323	58,899	38,174
Charterhire expense	—	4,534	—	33,880
Vessel depreciation	6,079	4,163	18,530	4,163
General and administrative expenses	10,220	54,468	31,087	67,188
Gain on vessels sold	—	(830)	—	(22,814)
Total operating expenses	38,347	79,538	108,516	138,052
Operating income (loss)	30,846	(45,180)	44,207	(6,214)
Other income (expense):
Interest income	212	18	223	58
Gain on bargain purchase of Seajacks	—	54,761	—	54,761
Income (loss) from equity investments	8,340	(7,349)	55,538	21,868
(Loss) on derivative financial instruments	—	(114)	—	(114)
Foreign exchange (loss) income	(2,334)	439	(4,655)	442
Financial expense, net	(85)	(2,476)	(2,037)	(15,826)
Total other income, net	6,133	45,279	49,069	61,189
Income before income tax provision	36,979	99	93,276	54,975
Income tax expense	794	961	205	961
Net income (loss)	$36,185	$(862)	$93,071	$54,014

Earnings (loss) per share:
Basic	$0.95	$(0.06)	$2.41	$4.50
Diluted	$0.95	$(0.06)	$2.41	$4.41

Basic weighted average number of common shares outstanding	38,104	14,736	38,573	12,013
Diluted weighted average number of common shares outstanding	38,140	14,736	38,620	12,251

Comprehensive income:
Net income (loss)	36,185	(862)	93,071	54,014
Other comprehensive income:
Revaluation of derivative financial instruments, net of tax	—	70	—	70
Comprehensive income (loss)	$36,185	$(792)	$93,071	$54,084

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$123,726	$153,977
Restricted cash	13,964	—
Accounts receivable	40,551	21,603
Inventories	4,861	5,846
Prepaid expenses and other current assets	5,418	4,769
Contract fulfillment costs	2,888	3,835
Total current assets	191,408	190,030
Non-current assets
Vessels, net	526,417	544,515
Vessels under construction	74,568	36,054
Equity investments	—	27,607
Intangible assets	4,518	4,518
Other assets	4,300	4,549
Total non-current assets	609,803	617,243
Total assets	$801,211	$807,273

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$12,000	$87,650
Contract liabilities	8,194	12,275
Corporate income tax payable	2,094	4,058
Accounts payable and accrued expenses	20,317	27,180
Total current liabilities	42,605	131,163
Non-current liabilities
Bank loans, net	55,267	—
Redeemable notes	—	53,015
Other liabilities	2,294	2,751
Total non-current liabilities	57,561	55,766
Total liabilities	100,166	186,929
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares as of September 30, 2022 and December 31, 2021; outstanding 38,446,394 shares and 39,741,204 shares as of September 30, 2022 and December 31, 2021, respectively	1,134	1,124
Paid-in capital	2,062,530	2,057,958
Common shares held in treasury, at cost; 2,328,179 and 35,869 shares at September 30, 2022 and December 31, 2021, respectively	(17,669)	(717)
Accumulated deficit	(1,344,950)	(1,438,021)
Total shareholders’ equity	701,045	620,344
Total liabilities and shareholders’ equity	$801,211	$807,273

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Nine Months Ended September 30,
	2022	2021
Operating activities
Net income	$93,071	$54,014
Adjustment to reconcile net income to net cash provided by
operating activities:
Restricted share amortization	5,778	10,896
Gain on bargain purchase of Seajacks	—	(54,761)
Vessel depreciation	18,959	4,163
Amortization of deferred financing costs	351	658
Write-off of deferred financing costs	—	7,196
Loss (gain) on asset disposal / vessels sold	896	(19,598)
Net (gains) on investments	(54,890)	(22,000)
Dividend income from equity investment	(646)	(647)
Drydocking expenditure	(504)	(3,443)
Deferred tax asset	—	(1,585)
Gain on derivatives	—	70
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(18,948)	36,516
Decrease in inventories	985	—
Decrease in prepaid expenses and other assets	1,556	28,733
Decrease in accounts payable and accrued expenses	(11,401)	(32,563)
(Decrease) increase in taxes payable	(1,964)	1,994
Net cash provided by operating activities	33,243	9,643
Investing activities
Sale of equity investment	82,497	64,155
Cash acquired in Seajacks acquisition	—	25,719
Dividend income from equity investment	646	647
Proceeds from sale of assets held for sale	—	496,107
Payments on vessels under construction	(39,375)	(18,372)
Net cash provided by investing activities	43,768	568,256
Financing activities
Proceeds from issuance of long-term debt	130,000	—
Repayments of long-term debt	(201,915)	(593,750)
Common shares repurchased	(16,952)	(1,407)
Debt issuance costs paid	(3,235)	—
Dividends paid	(1,196)	(1,314)
Net cash used in financing activities	(93,298)	(596,471)
Decrease in cash and cash equivalents	(16,287)	(18,572)
Cash and cash equivalents, beginning of period	153,977	84,002
Cash and cash equivalents and restricted cash, end of period	$137,690	$65,430

Conference Call on Results:

A conference call to discuss the Company’s results will be held at 9:00 AM Eastern Standard Time / 3:00 PM Central European Time on November 8, 2022. Those wishing to listen to the call should dial 1 (877) 513-1694 (U.S.) or 1 (412) 902-4269 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 10172086. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/sdc7xaqn

About Eneti Inc.
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP financial measure that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. This non-GAAP financial measure should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliation of EBITDA.
EBITDA (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2022	2021	2022	2021
Net income (loss)	36,185	(862)	$93,071	$54,014
Add Back:
Net interest (income) expense	(346)	2,283	1,463	7,914
Depreciation and amortization (1)	8,363	11,708	24,659	22,914
Income tax expense	794	961	205	961
EBITDA	$44,996	14,090	$119,398	$85,803
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com